UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COMPASS DIVERSIFIED HOLDINGS
(Name of Issuer)

Shares(1)
(Title of Class of Securities)

20451Q104
(CUSIP Number)

Cora Lee Starzomski, CGI Magyar Holdings, LLC, 301 Riverside Avenue, Westport, Connecticut, 06680 (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(1) Each share (collectively, the “Shares”) represents one undivided interest in the property of Compass Diversified Holdings (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: CGI MAGYAR HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0

	8	SHARED VOTING POWER:

7,998,981

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

7,998,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,998,981

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: PATH SPIRIT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England

	7	SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0

	8	SHARED VOTING POWER:

7,998,981

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

7,998,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,998,981

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: The Stevns Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0

	8	SHARED VOTING POWER:

7,998,981

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

7,998,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,998,981

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

ITEM 1. SECURITY AND ISSUER.

The title and class of equity securities to which this statement relates is “Shares representing beneficial interests in Compass Diversified Holdings (the “Shares”). Each Share represents one undivided interest in the property of Compass Diversified Holdings (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

The name and address of the principal executive offices of the issuer is:

Compass Diversified Holdings

301 Riverside Avenue

Westport, Connecticut 06880

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D relates to and is filed on behalf of the following Reporting Persons:

•	CGI Magyar Holdings LLC (“CGI Magyar”), a Delaware limited liability corporation with its principal offices at 301 Riverside Avenue, Westport, CT.

•	The Stevns Trust, a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at Wessex House, 5th Floor, 45 Reid St., Hamilton HM12

•	Path Spirit Limited (“Path”), an English company limited by guarantee with its principal offices at 10 Norwich Street, London EC4A 1BD, United Kingdom.

CGI Magyar is owned by The Stevns Trust and Anholt Services (USA), Inc, and managed by Cora Lee Starzomski, a director, and Joseph Milana, a director.

The Stevns Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at 45 Reid Street, Hamilton HM 12, Bermuda. The Co-Trustees of the Trust are Kattegat Private Trustees (Bermuda) Limited (“KPTBL”) and Hamilton Trust Company Limited (“HTCL”), Bermudian trust companies each with its principal offices at Wessex House 5th Fl., 45 Reid Street, Hamilton HM12, Bermuda. Path is the trust protector for The Stevns Trust. KPTBL is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of KPTBL. HTCL is owned 60% by Moore Stephens Bermuda L.P., a Bermuda exempted and limited partnership, and 40% by Lisvane Holdings Ltd., a local Bermuda company.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Poul Karlshoej.

In the past five years, none of CGI Magyar, The Stevns Trust or Path, nor any of the respective directors and executive officers thereof named above, has been convicted in a criminal proceeding or been a party to any action as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cora Lee Starzomski's business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is Chief Operating Officer of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Joseph Milana’s business address is 301 Riverside Avenue, Westport, CT. Mr. Milana is the Chief Administrative Officer and Executive Vice President of Finance for Compass Diversified Holdings. Mr. Milana is a citizen of the USA.

Axel Karlshoej is a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95961. Mr. Karlshoej is a citizen of the United States of America.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the Chairman and a director of Store Frederikslund A/S, a hunting and farming estate in Denmark. Mr. Kjærgaard is a citizen of Denmark.

Poul Karlshoej’s business address is 301 Riverside Avenue, Westport, Connecticut, 06680. Mr. Karlshoej is a Research Analyst at Anholt Services (USA), Inc., a wholly owned affiliate of the Kattegat Trust, which evaluates and advises Kattegat’s interests globally. Mr. Karlshoej is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Stevns Trust acquired the Issuer’s securities for no consideration through a charitable donation from the Kattegat Trust on December 31, 2023.

ITEM 4.	PURPOSE OF TRANSACTION.

The reporting person acquired the Issuer’s securities through a charitable donation as described in Item 3.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)

The Reporting Person beneficially owns 7,998,981 Shares of the Issuer, representing approximately 10.6% of the Issuer’s outstanding Common Shares. The Shares are owned directly by CGI Magyar, which is owned by 99.6% by The Stevns Trust and 0.04% by Anholt Services (USA), Inc. CGI Magyar, The Stevns Trust and Path Spirit Limited, disclaim beneficial ownership of the Shares, except to the extent of their pecuniary interest therein.

(c)

None of the Reporting Persons has effected any transactions of the Shares of the Issuer during the 60 days preceding the date of this report, except as described in Item 3 of this report, which information is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Person with respect to the securities of the Issuer. None of the subject securities have been pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement, by and among the reporting persons

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2024	CGI MAGYAR HOLDINGS LLC

/s/ Cora Lee Starzomski, Director

Date: January 10, 2024	THE STEVNS TRUST

/s/ Linda Longworth, Director

Date: January 10, 2024	PATH SPIRIT LIMITED

/s/ Poul Karlshoej, Director

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